UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

(Amendment No. 1)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON Shannon J. Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,208,886 shares of Class B Common Stock (as of December 5, 2014)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,208,886 shares of Class B Common Stock (as of December 5, 2014)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,886 shares of Class B Common Stock (as of December 5, 2014)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON Nob Hill Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,127,026 shares of Class B Common Stock (as of December 5, 2014)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,127,026 shares of Class B Common Stock (as of December 5, 2014)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,026 shares of Class B Common Stock (as of December 5, 2014)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO (trust)

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 1)

FOR THE REPORTING PERSONS NAMED HEREIN

Explanatory Note

This Schedule 13D/A (Amendment No. 1) (this “Amended Schedule 13D”) is being filed jointly on behalf of Shannon J. Diener (“Ms. Diener”) and the Nob Hill Trust.

As previously reported, Ms. Diener was co-trustee of a family trust called the Nob Hill Trust. The Nob Hill Trust owns 2,127,026 shares of Class B Common Stock. On December 29, 2011, the Nob Hill Fiduciary Company was appointed as successor trustee to succeed Ms. Diener and the other co-trustees of the Nob Hill Trust. As a result of that transaction, Ms. Diener no longer beneficially owned the shares owned by the Nob Hill Trust and no longer was the beneficial owner of more than five percent of the voting securities of the Company.

On December 5, 2014, Ms. Diener was appointed as successor trustee to succeed the Nob Hill Fiduciary Company as trustee of the Nob Hill Trust. As a result of that transaction, Ms. Diener became the beneficial owner of the shares owned by the Nob Hill Trust and the beneficial owner of more than five percent of the voting securities of the Company.

A separate Schedule 13D/A is being jointly filed by the Nob Hill Fiduciary Company to report its replacement as trustee by Ms. Diener.

Item 1.	Security and Issuer

This Amended Schedule 13D/A pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Amended Schedule 13D is being filed on behalf of Ms. Diener and the Nob Hill Trust (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person:

Shannon J. Diener

c/o Baker & Hostetler LLP

65 East State Street, Suite 2100

Columbus, Ohio 43214

Attention: Joseph P. Boeckman, Esq.

Nob Hill Trust

c/o Baker & Hostetler LLP

65 East State Street, Suite 2100

Columbus, Ohio 43214

Attention: Joseph P. Boeckman, Esq.

(c)	Present Principal Occupation or Employment of each Reporting Person:

Ms. Diener: Investor

Nob Hill Trust: Not applicable

(d)	Conviction in Criminal Proceedings: Neither Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

Ms. Diener: United States of America

Nob Hill Trust: Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

On November 14, 2007, the Nob Hill Trust was created by the division of the Naomi C. Dempsey Trust. On December 11, 2007, the Naomi C. Dempsey Trust transferred 2,127,026 shares of Class B Common Stock to the Nob Hill Trust. The Naomi C. Dempsey Trust had acquired, and the Nob Hill Trust acquired, these shares by gift or for no consideration.

Ms. Diener is the trustee of various family trusts that beneficially own 1,039,488 shares of Class B Common Stock. These trusts acquired all of these shares by gift or for no consideration.

Ms. Diener holds 42,372 shares of Class B Common Stock as custodian for a minor. These shares were distributed from a charitable lead annuity trust established by a family member of such minor and were acquired as a gift or for no consideration.

Item 4.	Purpose of Transaction

Neither Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock representing 9.6% of the outstanding shares of Class B Common Stock. As the sole trustee of the Nob Hill Trust, Ms. Diener is also considered the beneficial owner of the shares owned by the Nob Hill Trust. Ms. Diener is the sole trustee of various family trusts that own 1,039,488 shares of Class B Common Stock, and Ms. Diener is considered the beneficial owner of the shares owned by these family trusts. Ms. Diener is also the beneficial owner of 42,372 shares of Class B Common Stock that she holds as custodian for a minor. As a result of the foregoing, Ms. Diener is the beneficial owner of 3,208,886 shares of Class B Common Stock representing 14.5% of the outstanding shares of Class B Common Stock.

(b)	Ms. Diener, in her capacity as trustee and custodian as described above, has the sole power to vote and dispose of 3,208,886 shares of Class B Common Stock, as represented by the 2,127,026 shares owned by the Nob Hill Trust, the 1,039,488 shares owned by the various family trusts, and the 42,372 shares held as custodian on behalf of a minor.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by either of the Reporting Persons.

(d)	A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to this trust. In the event of a default under the terms of such loan, the bank could exercise its right to receive, or the power to direct the receipt of, dividends paid on these shares or exercise its right to receive, or the power to direct the receipt of, proceeds from the sale of these shares. Except as set forth in the preceding sentence, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by either of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to this trust. This pledge is evidenced by customary stock pledge and other loan agreements to secure the collateral pledged thereunder. Except as set forth in the preceding sentence, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between either of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated January 6, 2015, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 6, 2015	/s/ Shannon J. Diener Shannon J. Diener

NOB HILL TRUST

January 6, 2015	By:	/s/ Shannon J. Diener, Trustee Shannon J. Diener, Trustee

4